UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 Stratasys, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                    862685104
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                                 (CUSIP Number)

                               Donald D. Westfall
                            Associate General Counsel
            Old Orchard Road (1C63), Armonk, NY 10504 (914) 765-4478
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  May 21, 1997
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 862685104                                  Page ______ of ______ Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      International Business Machines Corporation
      13-0871985
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds*

      N/A
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      New York
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                  7     Sole Voting Power
  Number of
   Shares               10,000 Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        10,000 Shares
                        --------------------------------------------------------
                  10    Shared Dispositive Power


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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      10,000 Shares
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      Less than 1%
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14    Type of Reporting Person*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                                          2 of 7

Item 1. Security and Issuer

            This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Stratasys, Inc. (the "Company"), a Delaware corporation with its principal executive offices at 14950 Martin Drive, Eden Prairie, Minnesota 55344.

Item 2. Identity and Background

            International Business Machines Corporation ("IBM") is a New York corporation with its principal offices and business at Old Orchard Road, Armonk, New York 10504. IBM develops, manufactures and sells advanced information processing products, including computers and microelectronic technology, software, networking systems and information technology-related services.

            The attached Attachment I is a list of the directors and executive officers of IBM which contains the following information with respect to each such person:

            (a) name;

            (b) business address;

            (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

            (d) citizenship.

            During the last five years, neither IBM nor, to the best of IBM's knowledge, any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

            Not applicable. This Amendment No. 1 to Schedule 13D is being filed by IBM to reflect certain dispositions of the Common Stock of Stratasys.

Item 4. Purpose of the Transaction.

            Not applicable. This Amendment No. 1 to Schedule 13D is being filed to reflect certain dispositions of the Common Stock of Stratasys.

Item 5. Interest in Securities of the Company

            The only shares of the Company's Common Stock that IBM beneficially owns are 10,000 shares of Common Stock, which shares represent less than 1% of the outstanding Common Stock. IBM possesses the sole power to vote or direct the vote and to dispose of or direct the disposition of all shares of Common Stock beneficially owned by it, subject to its obligations described in Item 6.

            Except as described above, neither IBM nor, to IBM's knowledge, any person named in Schedule 1 beneficially owns any shares of Common Stock or has effected any transactions in Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

            In connection with the original sale by Stratasys of the shares to IBM, the Company and IBM entered into a Representations and Registration Rights Agreement dated as of January 1, 1995 (the "Agreement"), which is annexed as an Exhibit. Pursuant to the Agreement, IBM has certain rights to cause the Company to register such shares for resale under the Securities Act of 1933. IBM's registration rights may be exercised after January 1, 1998, or after January
1, 1998, or after January 1, 1997, in connection with a registration otherwise filed by the Company, and such rights are subject to certain conditions and limitations described in the Agreement. The Agreement also provides that prior to selling or otherwise disposing of any of such shares (except (i) pursuant to a registration statement under the Securities Act of 1993, (ii) in the case of a transfer to an IBM subsidiary, (iii) in connection with a merger or consolidation of the Company, (iv) in response to an offer for the Company's common stock which is available to substantially all the holders thereof or (v) to a transferee approved by the Company) IBM is required to give the Company the opportunity to purchase the shares IBM desires to sell at the then current market price.

Item 7. Material to be Filed as Exhibits

            Exhibit 2. Representations and Registration Rights Agreement dated as of January 1, 1995, between Stratasys, Inc. and International Business Machines Corporation.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 1997

                                    INTERNATIONAL BUSINESS MACHINES CORPORATION


                                    by: /s/ John E. Hickey
                                        ----------------------------------------
                                        Name:  John E. Hickey
                                        Title: Vice President, Secretary and
                                               Assistant General Counsel

                                                                    ATTACHMENT I


                       DIRECTORS AND EXECUTIVE OFFICERS OF

                   INTERNATIONAL BUSINESS MACHINES CORPORATION

      1. Directors and Executive Officers of IBM. The name, business address, and present principal occupation or employment of each of the directors and executive officers of IBM are set forth below. All such directors and executive officers listed below are citizens of the United States except Juergen Dormann (Germany), Lodewijk C. van Wachem (Netherlands) and John M. Thompson (Canada). Unless otherwise indicated, the principal business address of each director or executive officer is International Business Machines Corporation, Old Orchard Road, Armonk, NY 10504.

                                         Present Principal Occupation or
Name, Age and Business Address                     Employment
------------------------------                     ----------

Louis V. Gerstner, Jr. (55)              Chairman of the Board and Chief
                                         Executive Officer of IBM.

Cathleen Black (53)                      Director of IBM since 1995. President,
The Hearst Corporation                   Hearst Magazines, a division of The
959 Eighth Avenue                        Hearst Corporation.
New York, NY 10019

Harold Brown (69)                        Director of IBM from 1972 to 1977 and
Center for Strategic and International   since 1981. Counselor, Center for
Studies                                  Strategic and International Studies,
Suite 400                                Washington, DC, and a general partner
1800 K Street, NW                        in Warburg, Pincus & Company.
Washington, DC 20006

Juergen Dormann (57)                     Director of IBM since January 1996.
Hoechst AG                               Chairman of the Management Board,
Building F821                            Hoechst AG.
Frankfurt G65926
Germany

                                                                    ATTACHMENT 1

Nannerl O. Keohane (56)                  Director of IBM since 1986. President
Office of the President                  and professor of political science
Duke University                          at Duke University.
207 Allen Building
Box 90001
Durham, NC 27708-0001

Charles F. Knight (61)                   Director of IBM since 1993. Chairman,
Emerson Electric Co.                     CEO and President, Emerson Electric
8000 West Florissant Avenue              Co.
P.O. Box 4100
St. Louis, MO 63136-8506

Lucio A. Noto (59)                       Director of IBM since 1995. Chairman
Mobil Corporation                        and Chief Executive Officer of Mobil
3225 Gallows Road                        Corporation.
Fairfax, VA 22037

John B. Slaughter (63)                   Director of IBM since 1988.
Office of the President                  President of Occidental College.
Occidental College
1600 Campus Road
Los Angeles, CA 90041

Alex Trotman (63)                        Director of IBM since 1994. Chairman
Ford Motor Company                       and Chief Executive Officer of the
American Road                            Ford Motor Company.
Dearborn, MI 48121-1899

Lodewijk C. van Wachem (65)              Director of IBM since 1992. Chairman
Royal Dutch Petroleum Company            of the supervisory board of Royal Dutch
P.O. Box 162                             Petroleum Company.
2501 AN The Hague
Netherlands

Charles M. Vest (55)                     Director of IBM since 1994. President
President's Office                       and professor of mechanical
Massachusetts Institute of Technology    engineering at Massachusetts Institute
Room 3-208                               of Technology.
77 Massachusetts Avenue
Cambridge, MA 02139

                                                                    ATTACHMENT I

J. Thomas Bouchard (56)                 Senior Vice President, Human
                                        Resources, IBM

Nicholas M. Donofrio (51)               Senior Vice President and Group
                                        Executive, Servers, IBM

J. Bruce Harreld (46)                   Senior Vice President, Strategy, IBM

Paul M. Horn (50)                       Senior Vice President, Research, IBM

Ned C. Lautenbach (53)                  Senior Vice President & Group
                                        Executive Sales and Distribution Group,
                                        IBM

Lawrence R. Ricciardi (56)              Senior Vice President & General
                                        Counsel, IBM

Robert M. Stephenson (59)               Senior Vice President & Group
                                        Executive, Personal Systems and
                                        Technology, IBM

G. Richard Thoman (52)                  Senior Vice President & Chief
                                        Financial Officer, IBM

John M. Thompson (54)                   Senior Vice President & Group
                                        Executive Software Group, IBM

Dennie M. Welsh (54)                    Senior Vice President & Group
                                        Executive, IBM Global Services

John E. Hickey (53)                     Vice President, Assistant General
                                        Counsel and Secretary, IBM

John R. Joyce (43)                      Vice President & Controller, IBM

Jeffrey D. Serkes (38)                  Vice President & Treasurer, IBM

                                  EXHIBIT INDEX

                                                              Page on Which
   Number   Document                                         Exhibit Appears
   ------   --------                                         ---------------

      1. Evidence of representative's authority to sign on behalf of IBM:

            Article VI Section 1 and Article V Section
            11 of the Bylaws of IBM, as amended through June 28, 1994

      2.    Representations and Registration Rights
            Agreement dated as of January 1, 1995
            between Stratasys, Inc. and International
            Business Machines Corporation.

      3.    Schedule 13D dated January 10, 1995, to
            which current Amendment No. 1 relates.